UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Financial Report dated 25 March 2026

Rentokil Initial plc (the 'Company')

Annual Report and Annual General Meeting

In compliance with UK Listing Rule 6.4.1, the Company announces that the following documents, in unedited full text, have today been filed with the Financial Conduct Authority and are available for inspection via the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

●   Annual Report and Financial Statements for the year ended 31 December 2025 (the Annual Report 2025);
●   Notice of 2026 Annual General Meeting (AGM); and
●   Proxy Form for the 2026 AGM.

The documents will be posted today, and the Annual Report 2025 and the Notice of 2026 AGM have been published on the Company's website at rentokil-initial.com/investors.

The 2026 AGM will be held at, and broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, RH10 9PY on Thursday 7 May 2026 at 2.00pm. Full details of how to participate in the meeting can be found in the Notice of Meeting.

In addition, the Company has filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at rentokil-initial.com/investors. If you would like to receive a hard copy of the Annual Report 2025 please contact the Corporate Governance team by email at secretariat@rentokil-initial.com or on +44 (0)1293 858000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary